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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.  1 )*

Gallery of History, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

363812108
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 10, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 9 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, par value $.001 (the "Common Stock") of Gallery of History, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of October 5, 1998 and amends and supplements the Schedule 13D dated April 15, 1996 (the "Schedule 13D"). Except as set forth herein the Schedule 13D is hereby restated in its entirety.

ITEM 2.   Identity and Background

     (a)-(c)   The names of the persons filing this
statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul
E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

ELLIOTT

     The business address of Elliott is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

          Singer's business address is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

          Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

     BRAXTON LP

          The business address of Braxton LP is 712 Fifth
     Avenue, 36th Floor, New York, New York 10019.

          The principal business of Braxton LP is the furnishing of investment advisory services.

          The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
      36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
Braxton
      Associates,
      Inc.
712 Fifth Avenue
      36th Floor
New York, New York
10019
The principal
business of
Braxton
Associates, Inc.
is serving as
general partner of
Braxton LP
          The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
MartleyWESTGATE

     The business address of Westgate is Westgate
International, L.P., c/o Midland Bank Trust Corporation
(Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman,
Cayman Islands, British West Indies.

     The principal business of Westgate is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

      NAME
ADDRESSOCCUPATIONHambledon,
      Inc.
c/o Midland Bank
      Trust Corporation
      (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West
Indies
General partner of
Westgate
     HAMBLEDON, INC.

     The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
MARTLEY INTERNATIONAL, INC.

     The business address of Martley is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

     The principal business of Martley is to act as investment manager for Westgate.

     The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
     (d) and (e)During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons listed above are citizens of the United States of America.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Not Applicable.

ITEM 5.   Interest in Securities of the Issuer

     (a)  Elliott beneficially owns no shares of Common
Stock.

     Westgate beneficially owns no shares of Common Stock.

     (b)  Not Applicable.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                   Approximate Price Per
                    Amount of SharesShare (exclusive of
Date      Security  Bought (Sold)  commissions)

9/10/98   Common    ( 7,700)       $ 1.69
9/11/98   Common    (60,000)       $ 1.50
10/1/98   Common    (195,092)      $ 1.50

     The above transactions were effected by Elliott over-the-counter in New York.

     The following transactions were effected by Westgate during the past sixty (60) days:

                                   Approximate Price Per
                    Amount of SharesShare (exclusive of
Date      Security  Bought (Sold)  commissions)

10/1/98   Common    (75,050)       $ 1.50

     The above transactions were effected by Westgate over-the-counter in New York.

     No other transactions were effected by Elliott or Westgate during the past sixty (60) days.

     (d)  Not Applicable.

     (e)  Not Applicable.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              ELLIOTT ASSOCIATES, L.P.
October 5, 1998

                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         General Partner


                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                         Investment Manager


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President


                    MARTLEY INTERNATIONAL, INC.


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President